[RadioShack Corporation Letterhead]

February 14, 2006
Via Facsimile, Federal Express and EDGAR
Mr. Michael Moran
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

RE:	RadioShack Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for Fiscal Quarter Ended September 30, 2005
File No. 1-5571
Dear Mr. Moran:
RadioShack Corporation (the “Company”) has received your letter dated January 31, 2006, setting forth the Staff’s additional comment relating to certain aspects of the Company’s filings on Forms 10-K and 10-Q, referred to above. The Company’s response was developed after consultation with PricewaterhouseCoopers LLP, the Company’s independent auditor.
The following sets forth the Company’s response to your comment, labeled to coincide with the headings of your letter. To facilitate reference, the Staff’s comment has been inserted first in italics under the topic headings:
Form 10-K for the period ended December 31, 2004
Note 24 — Product Sales Information
1.	We have read your response to comment (4) of our letter dated December 9, 2005. We note that you aggregate certain operating segments and components into one reportable segment as a result of your assessment that all of the operating segments have similar economic characteristics. Please provide us with quantitative data to support your assertion. This data should cover a period

Mr. Michael Moran
February 14, 2006

of sufficient length in order to clearly show that historical revenues and profits are in fact similar (e.g. yearly variances move in the same direction and with the same magnitude).
Company Response:
The Company assesses the economic similarities of its operating segments based on historical and expected long-term financial performance, and the competitive, operating and financial risks associated with each operating segment. This assessment is performed on an ongoing basis, and the Company considers any short-term dissimilarity among the segments and ensures that the future prospects of the segments continue to achieve the aggregation criteria set forth in FAS 131, Disclosures about Segments of an Enterprise and Related Information.
As noted in the original response, Company Stores is the primary operating segment, accounting for approximately 90% of consolidated sales and operating revenues. It is important to note, however, that Company Stores is also a component of the Company’s core operating segment, RadioShack Brand Operations. Over the past several years, RadioShack Brand Operations has been the Company’s single operating segment and has included Company Stores and dealer operations. The Company’s manufacturing, procurement, distribution, repair and administrative infrastructure support RadioShack Brand Operations. Within recent years, the Company has utilized e-commerce to further support the RadioShack Brand Operations segment.
In its totality, the RadioShack Brand segment represents approximately 95% of total consolidated sales and operating revenues. The operations comprising RadioShack Brand Operations, including Company Stores, dealers and e-commerce, are all managed by a single segment manager who reports to the Chief Operating Decision Maker (“CODM”). The CODM assesses the overall performance of the RadioShack Brand Operations in order to make resource allocation decisions.
In an effort to expand sales of its existing wireless products beyond the traditional RadioShack Brand Operations, the Company developed the Kiosk Operations during calendar year 2004. The Kiosk Operations are located primarily in major malls and in Sam’s Club locations, yet offer essentially the same products that are sold within the RadioShack Brand Operations. For the year ended December 31, 2005, Kiosk Operations represented approximately 5% of total unaudited consolidated sales and operating revenues.
The Company considers several characteristics when assessing economic similarity, such as competitive, operating and financial risks associated with each operating segment. Competition with other retailers offering the same consumer

Mr. Michael Moran
February 14, 2006

electronic products impacts the gross margins of both operating segments in a similar manner. Operationally, the Company acquires the products for the RadioShack Brand Operations and Kiosk Operations using the same corporate procurement function; therefore, the product cost for each operating segment is similar. Additionally, the customer pricing remains consistent between the operating segments as both the RadioShack Brand Operations and Kiosk Operations sell wireless products to the same customer base and face the same competitors. The Company utilizes the same point-of-sale system for its RadioShack Brand Operations and the Kiosk Operations, and conducts similar employee training for both segments. Furthermore, financial and economic factors have similar impacts on the operating segments. The impact of wireless technology and new product offerings affect the RadioShack Brand Operations and Kiosk Operations in the same manner. An increase in demand for consumer electronics will provide similar financial benefits for the Company’s operating segments, and overall economic factors, such as consumer confidence and consumer credit or disposable income availability, will equally impact the operating segments.
For year ended December 31, 2005, wireless sales through RadioShack Brand Operations generated a 39% gross margin, as compared to a 41% gross margin for Kiosk Operations. As the Kiosk Operations is a new initiative that began during calendar year 2004, and as long-term historical financial data, including revenue and operating profits, does not exist, the Company primarily assesses its expected long-term financial performance. The Company expects that the gross margins for wireless sales in the two operating segments will remain economically similar, based on the factors presented above. The gross margins that are reviewed by the CODM include inter-company allocations used to evaluate performance internally, but are eliminated in the consolidated external financial statements prepared under generally accepted accounting principles.
Based on the foregoing analysis, the Company has concluded that its operating segments exhibit similar economic characteristics. This assertion is evidenced by means of similar available historical and expected long-term financial performance, and similar competitive, operating and financial risks associated with each operating segment. As a result, the Company concludes that it is proper to aggregate its operating segments into a single reportable segment for financial reporting purposes.
In response to the Staff’s comments, the Company undertakes to enhance its Summary of Significant Accounting Policies by disclosing its identification of operating segments and the economic similarities which result in aggregation into one reportable segment.

Mr. Michael Moran
February 14, 2006

Representatives of the Company will be readily available to discuss further with you the information provided in this letter. If you have any questions or comments regarding the above responses, please do not hesitate to call me at (817) 415-2223.
Sincerely,
/s/ David G. Barnes
David G. Barnes
Senior Vice President and
Chief Financial Officer

cc:	David J. Edmondson
David P. Johnson
David S. Goldberg, Esq.
David M. Evans — PricewaterhouseCoopers LLP

Appendix A
RadioShack Corporation
Analysis of Operating Segments
(in millions, except percents)
(2005 results are unaudited)

	Net Sales &
	Operating Revenues		Gross Margin[1]		Identifiable Assets		Retail Outlets
	2005	2004	2005	2004[2]	2005	2004	2005	2004

Consolidated RadioShack Corp.	$5,082	$4,841	47%	50%	$2,179	$2,517	7,460	7,433

RadioShack Brand Operations
Total	$4,819	$4,785	47%	50%	$2,042	$2,400	6,683	6,834
Wireless Activities	$1,492	$1,574	39%	41%

Kiosk Operations	$263	$56	41%	37%	$137	$117	777	599
% of Consolidated RadioShack Corp.	5%	1%			6%	5%	10%	8%
1) The gross margins presented above for the operating segments include intercompany allocations used to evaluate performance internally, but are eliminated within the consolidated external financial statements prepared under generally accepted accounting principles
2) Kiosk Operations substantially began operations during Q4 of 2004, therefore, the gross margins presented for 2004 do not reflect long-term, projected gross margins due to the lack of sufficient historical data.